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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                   FORM 6-K

                           Report of Foreign Issuer
   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the month of May 2001

                       Commission File Number 001-15473

                                 OPENTV CORP.

            (Exact name of Registrant as specified in its charter)

                                Not Applicable

                (Translation of Registrant's name into English)

                            British Virgin Islands

                (Jurisdiction of incorporation or organization)

                           401 East Middlefield Road
                            Mountain View, CA 94043
                                (650) 429-5500

                   (Address of principal executive offices)
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  Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F [X]   Form 40-F [_]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

  Yes [_]   No [X]

  If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

  Not applicable.
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                      REPORT OF FOREIGN PRIVATE ISSUER

                           FOR THE MONTH OF MAY 2001

             PROXY MATERIALS AND FIRST QUARTER FINANCIAL RESULTS

     OpenTV Corp., a British Virgin Islands international business company, has prepared a proxy statement to solicit votes on various proposals to be considered at OpenTV Corp.'s 2001 Annual Meeting of Shareholders, to be held on May 21, 2001. The proxy statement, the related proxy card and a letter to shareholders from OpenTV Corp.'s Chief Executive Officer are being mailed to all shareholders of record as of the close of business on April 6, 2001. The proxy statement and related proxy card have been attached as Exhibit 99.1 to this Report on Form 6-K and are incorporated by reference herein, and the Chief Executive Officer's letter to shareholders has been attached as Exhibit 99.2 to this Report on Form 6-K and is incorporated by reference herein.

     OpenTV Corp. issued a press release dated April 26, 2001 (the "Press Release") announcing its quarterly results for the quarter ended March 31, 2001. The Press Release is attached as Exhibit 99.3 to this Report on Form 6-K and is incorporated by reference herein. A presentation relating to OpenTV Corp.'s conference call held on April 26, 2001 in connection with the subject matter of the Press Release (the "Presentation") is available on the OpenTV website (www.opentv.com). The Presentation is attached as Exhibit 99.4 to this Report on Form 6-K and is incorporated by reference herein.

EXHIBITS

EXHIBIT NO.                                                     DESCRIPTION
-----------   ------------------------------------------------------------------------------------------------------
   99.1       OpenTV Corp. Proxy Statement and Proxy Card for the 2001 Annual Meeting of Shareholders.
   99.2       OpenTV Corp. Chief Executive Officer's Letter to Shareholders.
   99.3       Press Release dated April 26, 2001.
   99.4       Presentation regarding Press Release dated April 26, 2001.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        OpenTV Corp.
                                        (Registrant)

     Date:  May 1, 2001                 By: /s/ Scott H. Ray
                                            ----------------------------
                                            Scott H. Ray
                                            Executive Vice President and
                                            Chief Financial Officer
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EXHIBIT INDEX

                                                                                                    Sequential Page
EXHIBIT    DESCRIPTION                                                                                  Number
---------  -----------
   99.1    OpenTV Corp. Proxy Statement and Proxy Card for the 2001 Annual Meeting of Shareholders.
   99.2    OpenTV Corp. Chief Executive Officer's Letter to Shareholders.
   99.3    Press Release dated April 26, 2001.
   99.4    Presentation regarding Press Release dated April 26, 2001.